Mail Stop 3561

August 28, 2009

Andrew Godfrey, CEO
First Quantum Ventures, Inc.
2101 Vista Parkway, Suite 292
West Palm Beach, FL 33411

> **Re: First Quantum Ventures, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 19, 2009**
> **File No. 000-52759**

Dear Mr. Godfrey:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Blaise A. Rhodes
Staff Accountant
Office of Beverages, Apparel and
Health Care Services